UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2022

GEMINI THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39438	85-1612845
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

297 Boston Post Road #248, Wayland, MA1	01778
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 401-4400

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GMTX	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

1	The Company does not currently maintain a physical headquarters but maintains a mailing address at 297 Boston Post Road #248, Wayland, MA 01778.

Item 7.01.	Regulation FD Disclosure.

As previously announced, on August 9, 2022, Gemini Therapeutics, Inc., a Delaware corporation (“Gemini” or the “Company”), Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gemini (“Merger Sub”), and Disc Medicine, Inc., a Delaware corporation (“Disc”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Disc, with Disc continuing as a wholly owned subsidiary of Gemini and the surviving corporation of the merger (the “Merger”).

On December 13, 2022, Disc issued a press release announcing the several presentations across its hematology portfolio that were presented at the 64th American Society of Hematology Annual Meeting held on December 11, 2022 and December 12, 2022. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference are social media posts posted by Disc on LinkedIn and Twitter on December 13, 2022 regarding the announcement of the presentations.

The information in this Current Report on Form 8-K and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) concerning Gemini, Disc, the proposed transaction and other matters. These forward-looking statements include express or implied statements relating to Gemini’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Gemini, Disc or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Gemini’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction; and those factors described under the heading “Risk Factors” in the Gemini’s most recent Annual Report on Form 10-K filed with the SEC and the definitive proxy/prospectus filed by Gemini with the SEC on December 2, 2022, as well as discussions of potential risks, uncertainties, and other important factors included in later filings, including any Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Should one or more of these risks or uncertainties materialize, or should any of Gemini’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. It is not possible to predict or identify all such risks. Gemini’s forward-looking statements only speak as of the date they are made, and Gemini does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Gemini and Disc, Gemini filed with the SEC a registration statement on Form S-4, as amended, containing a definitive proxy statement/prospectus of Gemini. The registration statement was declared effective by the SEC on December 2, 2022, and the special meeting of Gemini stockholders is scheduled to be held on December 28, 2022. GEMINI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEMINI, DISC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Gemini with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders should note that Gemini communicates with investors and the public using its website (www.geminitherapeutics.com) and the investor relations website (https://investors.geminitherapeutics.com/) where anyone is able to obtain free copies of the proxy statement/prospectus and other documents filed by Gemini with the SEC and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Gemini, Disc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Gemini’s directors and executive officers is included in Gemini’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference as filed with the SEC, and the definitive proxy/prospectus filed by Gemini with the SEC on December 2, 2022, and any amendments thereto as filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release issued by Disc Medicine, Inc. on December 13, 2022

99.2	Social media posts, posted by Disc Medicine, Inc. on December 13, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GEMINI THERAPEUTICS, INC.

Date: December 13, 2022	By:	/s/ Georges Gemayel
	Name:	Dr. Georges Gemayel
	Title:	Interim President and Chief Executive Officer

Exhibit 99.1

Disc Medicine Announces Several Presentations Across Hematology Portfolio at the 64th American Society of Hematology Annual Meeting

WATERTOWN, Mass. (December 13, 2022) – Disc Medicine, a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel treatments for patients living with serious hematologic diseases, presented five posters spanning several of its hematology programs at the 64th American Society of Hematology (ASH) Annual Meeting and Exposition held in New Orleans, LA.

“Disc Medicine continues to make considerable progress towards the development of potentially first-in-class therapeutic candidates for hematologic disorders,” said John Quisel, J.D., Ph.D., Chief Executive Officer at Disc Medicine. “The five presentations at the ASH Annual Meeting demonstrate the remarkable work of our team to develop novel candidates that are designed to target fundamental pathways with validated roles in red blood cell biology.”

A copy of each poster presentation from the ASH Annual Meeting is available on Disc’s website.

Bitopertin: Bitopertin is an investigational, orally administered inhibitor of glycine transporter 1, GlyT1, that is designed to inhibit heme biosynthesis, with two Phase 2 trials currently ongoing in erythropoietic protoporphyria (EPP), a disease characterized by extreme phototoxic reactions and liver disease caused by an accumulation of the heme metabolite metal-free PPIX.

Poster 2346: BEACON: A Phase 2, Randomized, Open Label Study of Bitopertin to Evaluate the Safety, Tolerability, Efficacy, and Protoporphyrin IX Concentrations in Participants with Erythropoietic Protoporphyria (EPP)

•

BEACON Phase 2 study is an ongoing randomized, open-label, multiple dose clinical trial being conducted in Australia, designed to evaluate the safety, tolerability, and efficacy of bitopertin in patients with EPP or X-linked protoporphyria (XLP)

•

Patients will be stratified by average time to prodrome then randomized into two open-label parallel arms of 20mg (<30 minutes to prodrome) and 60mg (>30 minutes to prodrome) oral bitopertin once daily for 24 weeks

•	Primary endpoint is the percent change from baseline in metal-free protoporphyrin IX (PPIX) levels

•

Key secondary endpoint is total hours of sunlight exposure from 10:00 am to 6:00 pm on days with no pain, and other secondary endpoints include the pharmacokinetic (PK) profile, and the safety and tolerability of bitopertin

•	Upon completion of the 24-week treatment period, patients have the option of continuing in an open-label extension of the study

Poster 3661: Bitopertin, a Selective Glycine Transporter 1 Inhibitor, Reduced PPIX Level and Improved Liver Fibrosis in a Mouse Model of Erythropoietic Protoporphyria (EPP)

•

Data demonstrated that bitopertin, an investigational, orally available selective inhibitor of GlyT1, can reduce PPIX accumulation in blood and reduce cholestasis and fibrosis in the liver of an EPP mouse model

•	Mice that received 100 ppm and 200 ppm bitopertin exhibited a 31% and 49% reduction in free PPIX in blood, respectively

•	Bitopertin treatment led to 51% and 45% reductions in PPIX concentration in the livers of EPP mice at 100 ppm and 200 ppm, respectively

•

Addition of bitopertin to the diet of EPP mice reduced the incidence of ductular reaction and the severity of liver fibrosis, with 60% of the control group exhibiting ductular reaction as compared to 30% of the 100 ppm bitopertin group and 10% of the 200 ppm bitopertin group as evaluated through histopathological analysis

•	We believe these data suggest that bitopertin may be disease-modifying and may be effective in treating the photosensitivity and modifying the hepatoxicity in EPP patients

DISC-0974: DISC-0974 is an investigational monoclonal antibody (mAb) targeting a bone morphogenetic protein (BMP)-signaling co-receptor called hemojuvelin (HJV) and is designed to suppress hepcidin production and increase serum iron levels in patients suffering from anemia of inflammation.

Poster 2339: DISC-0974, an Anti-Hemojuvelin Antibody, Reduces Hepcidin and Mobilizes Iron in Healthy Volunteers

•	A double blind, placebo-controlled Phase 1a study in healthy volunteers, evaluated single ascending doses of DISC-0974 at 7mg and 28mg IV and 14mg, 28mg, and 56mg SC

•	DISC-0974 demonstrated favorable PK profiles, and important aspects of the compound’s pharmacokinetic (PK)/pharmacodynamics (PD) relationship were observed

•	Demonstrated tolerability, with only Grade 1 adverse events observed across all dose levels

•	DISC-0974 was shown to lower serum hepcidin-25 and increase serum iron in a dose-dependent manner.

•	56mg SC dose group (N=6) also showed an increase in red blood cells and hemoglobin compared to placebo

•

A study of once-monthly dosing of DISC-0974 is ongoing in myelofibrosis and anemia patients (NCT05320198) and studies are planned in other diseases with anemia of inflammation, such as chronic kidney disease (CKD)

Poster 3641: DISC-0974, an Anti-Hemojuvelin (HJV) Monoclonal Antibody, Reduced Hepcidin and Improved Anemia in a Rat Model of Chronic Kidney Disease

•

Treatment of adenine-induced rat models of CKD with DISC-0974 resulted in a reduction in HAMP gene expression in the liver as measured at the end of the study, consistent with the proposed mechanism of action of blocking the formation of the BMP/BMPR/HJV complex

•

DISC-0974 led to a reduction in serum hepcidin levels, increased iron availability, and substantially prevented the reduction in hemoglobin that is seen in animals with renal impairment induced by adenine

•	Study provides preclinical proof of concept for the development of DISC-0974 for the treatment of patients with CKD anemia and Disc is planning a Phase 2 study of DISC-0974 in CKD anemia

DISC-0998: DISC-0998 is an investigational, potent and highly selective HJV mAb engineered with the mutation combination of T250Q/M429L (QL-mutation) in the Fc region, which is designed to alter binding to the FcRn receptor and increase PK half-life.

Poster 3657: Preclinical Pharmacokinetics and Pharmacodynamics of DISC-0998, a Humanized Anti-Hemojuvelin (HJV) Monoclonal Antibody to Suppress the Production of Hepcidin

•	Study evaluated the PK/PD relationships of DISC-0998 with hepcidin, serum iron, and transferrin saturation (TSAT) in male cynomolgus monkeys

•

Following single SC or IV dose, DISC-0998 exhibited low clearance (SC CL/F 0.14 - 0.83 mL/hr/kg, IV CL 0.14 mL/hr/kg), small volume of distribution (Vz 50 -104 mL/kg), and nonlinear PK as expected for a mAb

•	Compared to DISC-0974, DISC-0998 clearance was 33% lower, and half-life (t1/2) was over 2 times longer

•	Findings support further development of DISC-0998 for disorders related to anemia of inflammation, with the potential for less frequent dosing compared to DISC-0974

About Disc Medicine

Disc Medicine is a clinical-stage biopharmaceutical company that is dedicated to transforming the lives of patients with hematologic disorders. We are building a portfolio of innovative, potentially first-in-class therapeutic candidates that are designed to affect fundamental pathways of red blood cell biology. We are committed to developing treatments that empower and bring hope to the many patients who suffer from hematologic diseases. For more information, please visit www.discmedicine.com.

On August 10, 2022, Gemini Therapeutics, Inc. (Nasdaq: GMTX) (“Gemini”) and Disc Medicine, Inc. (“Disc”), announced that they have entered into a definitive merger agreement to combine the companies in an all-stock transaction. The combined company will focus on advancing Disc’s pipeline of hematology programs, including multiple clinical trials for its clinical-stage programs bitopertin and DISC-0974. Upon shareholder approval, the combined company is expected to operate under the name Disc Medicine, Inc. and trade on the Nasdaq Global Market under the ticker symbol IRON. The merger and related financing are expected to close in the fourth quarter of 2022. For more information visit: https://www.discmedicine.com/news/gemini-therapeutics-and-disc-medicine-announce-merger-agreement/.

Disc Medicine Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws concerning the proposed transaction between Disc and Gemini including whether and when the proposed transaction will be consummated; statements about the structure, timing and completion of the proposed transaction; and other matters, including Disc’s expectations with respect to its AURORA and BEACON clinical trials and Phase 1b/2a clinical study of DISC-0974 in myelofibrosis and anemia, its plans to initiate a Phase 2 study of DISC-0974 in chronic kidney disease, and other statements that are not historical in nature. These forward-looking statements include express or implied statements relating to Disc’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Disc, Gemini or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Disc’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction; the risk that the concurrent financing is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of Gemini and Disc to consummate the transaction, including the concurrent financing; risks related to Gemini’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; risks related to Gemini’s and Disc’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the merger on Gemini’s or Disc’s business relationships, operating results and business generally; costs related to the merger; the outcome of any legal proceedings that may be instituted against Gemini, Disc or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; the ability of Gemini or Disc to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (the “Initial Registration Statement”), which was initially filed on September 2, 2022, as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 7, 2022, Amendment No. 2 to the Initial Registration Statement filed with the SEC on November 3, 2022, Amendment No. 3 to the Initial Registration Statement filed with the SEC on November 23, 2022 and Amendment No. 4 to the Initial Registration Statement filed with the SEC on December 1, 2022 (together with the Initial Registration Statement, the “Registration Statement”) and declared effective on December 2, 2022, in connection with the transaction and other documents filed by Gemini from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of Disc’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the ongoing COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Disc’s forward-looking statements only speak as of the date they are made, and Gemini and Disc do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

In connection with the proposed transaction between Gemini and Disc, Gemini filed with the SEC a registration statement on Form S-4, as amended, containing a definitive proxy statement/prospectus of Gemini. The registration statement was declared effective by the SEC on December 2, 2022, and the special meeting of Gemini stockholders is scheduled to be held on December 28, 2022. GEMINI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEMINI, DISC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Gemini with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders should note that Gemini communicates with investors and the public using its website (www.geminitherapeutics.com) and the investor relations website (https://investors.geminitherapeutics.com/) where anyone is able to obtain free copies of the proxy statement/prospectus and other documents filed by Gemini with the SEC and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Additional Information and Where to Find It

In connection with the proposed transaction between Gemini and Disc, Gemini filed with the SEC a registration statement on Form S-4, as amended, containing a definitive proxy statement/prospectus of Gemini. The registration statement was declared effective by the SEC on December 2, 2022, and the special meeting of Gemini stockholders is scheduled to be held on December 28, 2022. GEMINI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEMINI, DISC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Gemini with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders should note that Gemini communicates with investors and the public using its website (www.geminitherapeutics.com) and the investor relations website (https://investors.geminitherapeutics.com/) where anyone is able to obtain free copies of the proxy statement/prospectus and other documents filed by Gemini with the SEC and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Gemini, Disc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Gemini’s directors and executive officers is included in Gemini’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference as filed with the SEC, and the definitive proxy/prospectus filed by Gemini with the SEC on December 2, 2022, and any amendments thereto as filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Media Contact

Peg Rusconi

Verge Scientific Communications

prusconi@vergescientific.com

Investor Relations Contact

Christina Tartaglia (Investor)

Stern Investor Relations

christina.tartaglia@sternir.com

Exhibit 99.2

Disc Medicine | December 2022 Social Media

Date	LinkedIn	Twitter (max 280 characters)	Image
Wednesday, December 13 at 9 am ET	An #ASH22 to remember! Disc shared five posters at the conference, covering three of our programs. Check them out on our website: [link to press release, website]	An #ASH22 to remember! Disc shared five posters at the conference, covering three of our programs. Check them out on our website: [link to press release, website]

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